Exhibit (a)(5)(B)

Li Auto Inc. Announces Completion of the Put Right Offer for Its 0.25% Convertible Senior Notes due 2028

BEIJING, China, April 30, 2026 (GLOBE NEWSWIRE) -- Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it has completed its previously announced put right offer relating to its 0.25% Convertible Senior Notes due 2028 (CUSIP No. 50202M AB8) (the “Notes”). The put right offer expired at 5:00 p.m., New York City time, on Wednesday, April 29, 2026.

Based on the information from Deutsche Bank Trust Company Americas as paying agent for the Notes, US$716,800,000 aggregate principal amount of the Notes (the “Repurchase Price”) were validly surrendered and not withdrawn prior to the expiration of the put right offer. The Company has forwarded cash in payment of the Repurchase Price to the paying agent for distribution to the holders that had validly exercised their put right. Following settlement of the repurchase, US$145,700,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, https://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, https://ir.lixiang.com.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Be Proactive, Change the World (主动积极, 改变世界). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and two Li i series battery electric SUVs. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com